EXHIBIT 10.25
Pacific Gas and Electric Company,.

John R. Simon     300 Lakeside Drive Executive Vice President    Oakland, CA 94612 General Counsel and Chief
Ethics & Compliance Officer

December 9, 2023

Mr. Kaled Awada By E-Mail

Dear Kaled,

We are thrilled to extend a contingent offer of employment for the position of Executive Vice President, Chief People Officer reporting to Patti Poppe, PG&E's CEO. This offer is subject to board approval of your election to Executive Vice President, and your successful completion of a drug screen, work verifications, a background check and our referencing.

1.    Your total annual compensation package will consist of the following:

2.    An annual base salary of $715,000 (made in 12 payments of $59,583 each month), subject to ordinary withholdings.

3.    A one-time cash sign-on bonus of $650,000 to be paid on your second payroll check, subject to supplemental withholdings. Should you voluntarily resign within two years of your start date you agree to repay the cash bonus on a pro-rata basis.

4.    A one-time new hire award of $1,000,000 in Restricted Stock Units (RSUs) that vest pro rata, one-half per year on each of the first two anniversaries of the grant date. The grant date of your RSU award will be the later of your hire date or the date the award is approved by the PG&E board, or, if your grant date otherwise would occur during a "trading blackout" period, the first business day after the trading blackout ends. The initial value of your award is used to determine the number of RSUs you receive on the grant date. The ultimate value that you realize will depend on your employment status and the performance of PG&E Corporation common stock. This grant is subject to PG&E's stock ownership guidelines, which currently require you to hold PG&E shares up to 3x your base salary. You will receive additional details on the award when it is granted.

5.    Participation in the PG&E Short-Term Incentive Plan (STIP) with an initial target participation rate of 75% of your eligible earnings (i.e., base salary) received during each plan year. The STIP is an at-risk component of pay that rewards employees annually and is tied to company and individual performance. The STIP design for 2024 has been proposed and is awaiting final approval by the PG&E board. STIP awards are discretionary and not guaranteed. The PG&E board retains full discretion with respect to awarding STIP payments.

6.    Participation in the PG&E Corporation Long-Term Incentive Plan (LTIP) with an initial target annual award of $1,750,000. LTIP awards typically are granted in March of each year. For the senior executive team, LTIP awards consist of performance shares. The value of performance shares is determined after the end of a three-year performance period. The PG&E board retains full discretion with respect to the approval of LTIP award form, amounts and terms. Also, all LTIP grants are subject to PG&E's stock ownership guidelines, which currently require you to hold PG&E shares up to 3x your base salary.

7.    Participation in the PG&E Corporation Retirement Savings Plan (RSP), a 401(k) savings plan. You will be eligible to contribute as much as 50% of your salary on either a pre-tax or after-tax basis. We will match contributions up to 8% of your salary at 75 cents on each dollar contributed. All RSP contributions are subject to applicable legal limits.

8.    Participation in the PG&E Corporation Supplemental Retirement Savings Plan (SRSP), a non-qualified, deferred compensation plan. You may elect to defer payment of some of your compensation on a pre-tax basis, subject to IRS and other legal restrictions. Additionally, through the SRSP we will provide you with the full matching contributions that cannot be provided through the RSP due to legal limitations imposed on highly-compensated employees.

9.    Conditioned upon meeting plan requirements, retirement benefits under the Company's qualified and non-qualified pension, post-retirement life insurance, and retiree medical plans.

The qualified pension is subject to income limitations set by the IRS each year-your base pay up to that limit will be used to determine your qualified pension benefit.
Your compensation over the IRS limit will be used to determine your benefit under the supplemental pension plan for officers, the Defined-Contribution Supplemental Executive Retirement Plan (DC-ESRP), which includes both base pay and STIP earnings.

10.    An initial annual vacation allotment of four weeks, subject to future increases based on length of service. For your first year, the vacation allotment will be pro-rated based on your date of hire. In addition, the Company recognizes eleven paid company holidays and provides three floating holidays and 96 hours of sick leave immediately upon hire.

11.    Participation in the Company's health benefits program, which permits you to select coverage tailored to your personal needs and circumstances. Information and instructions on how to enroll in health plan benefits will be provided to you within your first ten days of employment. The benefits options you choose will be effective retroactively to your date of hire. You will have 31 days from your start date to make health and welfare benefit choices that best fit your needs. You also are eligible to participate in an additional executive health program at the Company's expense.

12.    A comprehensive relocation package, the major components of which include reimbursement of sale of your Illinois home and home purchase closing costs, the move of your household goods, one house-hunting trip, temporary corporate housing, a $7,000 move allowance, and a final trip to your new location. We will make this package available to you for a period of 30 months from your employment start date.

Altair, our relocation vendor partner, will contact you no later than 30 days before your start date to thoroughly review the relocation program with you. They will provide you with the details of the program and partner with you throughout the entire relocation process. If you receive no call from Altair, please email Relocation Services at RelocationServices@pge.com. Should you voluntarily resign from the Company within two years of your start date, you will be obligated to repay a pro rated amount of the cost of the relocation package, based on your resignation date. You will be required to sign an agreement detailing the terms and conditions of the relocation program.

The general overall terms of PG&E's compensation and benefit programs (including but not limited to STIP, LTIP, qualified pension and supplemental retirement plans, time off, and healthcare offerings) are subject to change over time. No portion of this letter is intended to indicate a guarantee of the terms and conditions of such programs existing at the time of this offer.

You will be an employee at will, meaning the Company can terminate your employment at any time, with or without cause and with or without notice. In the event you are terminated without cause, you will be eligible for benefits under the PG&E Corporation Officer Severance Policy.

The offer is contingent on your passing a comprehensive background verification, a standard drug analysis test and satisfactory references. We will also verify your eligibility to work in the United States based on applicable immigration laws.

We look forward to you joining our executive team.

Sincerely,

/s/ JOHN R. SIMON
John R. Simon

Please acknowledge your acceptance of this offer and the terms of this letter by signing below and returning it to me by email.

/s/ KALED AWADA	12/09/2023
Signature	DATE